FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2007

Commission file number…001-31819

GOLD RESERVE INC.

Address of Principal Executive Offices:............................. 926 West Sprague Avenue
                                                                                                   Suite 200
                                                                                                   Spokane, Washington 99201

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F. Form 20-F __ Form 40-F X.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act
of 1934: Yes__   No X .

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-
2(b):

Filed with this Form 6-K are the following, which are incorporated herein by reference:

99.1 Notice of Annual and Special Meeting of Shareholders and Information Circular
99.2 Form of Proxy

Certain statements included herein, including those that express management's expectations or estimates of our future performance or concerning the Brisas Project, constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual financial results, performance, or achievements of Gold Reserve Inc. to be materially different from our estimated future results,

performance, or achievements expressed or implied by those forward-looking statements. Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, concentration of operations and assets in Venezuela; corruption and uncertain legal enforcement; requests for improper payments; regulatory, political and economic risks associated with
Venezuelan operations (including changes in previously established legal regimes, rules or processes); the ability to obtain or maintain the necessary permits or additional funding for the development of the Brisas
Project; in the event any key findings or assumptions previously determined by us or our experts in conjunction with our 2005 bankable feasibility study (as updated or modified from time to time)
significantly differ or change as a result of actual results in our expected construction and production at the
Brisas Project (including capital and operating cost estimates); risk that actual mineral reserves may vary considerably from estimates presently made; impact of currency, metal prices and metal production volatility; fluctuations in energy prices; changes in proposed development plans (including technology used); our dependence upon the abilities and continued participation of certain key employees; and risks normally incident to the operation and development of mining properties. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly these forward-
looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                   GOLD RESERVE INC.
                                                                                   (Registrant)

                                                                             By: s/ Robert A. McGuinness
                                                                                    Vice President – Finance & CFO
                                                                                    May 1, 2007

Exhibit Index

The following are filed as exhibits to this Form 6-K:

Exhibit
Number                                                                                  Description
99.1                     Notice of Annual and Special Meeting of Shareholders and Information Circular

99.2 Form of Proxy

Exhibit 99.1

GOLD RESERVE INC.

926 W. Sprague Avenue, Suite 200, Spokane, WA 99201

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an Annual and Special Meeting (the “Meeting”) of the holders of Class A common shares and Class B common shares (collectively, the “Shareholders”) of GOLD RESERVE INC. (the “Company”) will be held at the Spokane Club, located at 1002 W. Riverside, Spokane, Washington USA, on Thursday, the 7th day of June, 2007 at 9:30 a.m. (Pacific daylight time) for the following purposes:

1)	To elect members to the Board of Directors of the Company to hold such positions until the next annual meeting of Shareholders or until their successors are elected and have qualified;

2)	To appoint auditors of the Company for the year ended December 31, 2007 and any interim period;

3)	To approve the resolution amending the expiration date of the Warrants from November 6, 2006 to July 31, 2007 and the exercise price from Cdn. $6.50 to Cdn. $6.55;

4)	To approve the issuance of 100,000 Class A common shares of the Company for purchase by the KSOP Plan; and

5)	To conduct any other business as may properly come before the meeting or any adjournment thereof.

Shareholders who are unable to attend the Meeting or any adjournment thereof in person and who wish to ensure that their shares will be voted are requested to complete, sign and mail the enclosed form of proxy to Proxy Services, C/O Computershare Investor Services, P.O. Box 43102, Providence, RI 02940-5068 not later than the close of business on the business day immediately preceding the Meeting or any adjournment thereof. An Information Circular and a copy of the Annual Report accompany this notice. The specific details of the matters proposed to be put before the Meeting are set forth in the accompanying Information Circular.

DATED this 20th day of April, 2007 BY ORDER OF THE DIRECTORS

/s/ Rockne J. Timm Chief Executive Officer

GOLD RESERVE INC.

INFORMATION CIRCULAR

(Containing information as of April 20, 2007)

MANAGEMENT SOLICITATION OF PROXIES

This Management Information and Proxy Circular is furnished in connection with the solicitation of proxies by the management of GOLD RESERVE INC. (the “Company”) to be voted at the Annual and Special Meeting of Shareholders of the Company (the “Meeting”) to be held on Thursday, the 7th day of June, 2007 at 9:30 a.m. (Pacific daylight time), at the Spokane Club located at 1002 W. Riverside, Spokane, Washington and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Annual and Special Meeting of Shareholders. The solicitation of proxies will be primarily by mail but proxies may also be solicited personally or by telephone by employees of the Company. Employees will not receive any extra compensation for such activities. The Company may pay brokers, nominees or other persons holding shares of the Company in their name for others for their reasonable charges and expenses in forwarding proxies and proxy materials to beneficial owners of such shares, and obtaining their proxies. The Company may also retain independent proxy solicitation agents to assist in the solicitation of proxies for the Meeting. The cost of all solicitations of proxies will be borne by the Company. Except where otherwise stated, the information contained herein is given as of the 20th day of April, 2007.

Unless otherwise indicated, all currency amounts referred to herein are stated in U.S. dollars.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the enclosed form of proxy are Directors or Officers of the Company.

A Shareholder submitting a proxy has the right to appoint a person or company, who need not be a Shareholder, to represent the Shareholder at the Meeting other than the persons designated in the form of proxy furnished by the Company. To exercise this right, the Shareholder may insert the name of the desired representative in the blank space provided in the proxy or may submit another appropriate form of proxy.

The completed proxy must be deposited at the office of Proxy Services, C/O Computershare Investor Services, P.O. Box 43102, Providence, RI 02940-5068, not later than the close of business on the business day preceding the day of the Meeting or any adjournment thereof, or with the Chairman of the Meeting immediately prior to the commencement of the Meeting or any adjournment thereof, otherwise the instrument of proxy will be invalid.

You may revoke or change your proxy at any time before it is exercised at the Meeting. In the case of Shareholders appearing on the registered shareholder records of the Company, a proxy may be revoked at any time prior to its exercise by sending or depositing a written notice of revocation or another signed proxy bearing a later date to the Secretary of the Company at its principal executive office located at 926 W. Sprague Avenue, Suite 200, Spokane, Washington 99201. You may also revoke your proxy by giving notice or by voting in person at the Meeting.

Shareholders appearing in the name of a bank, broker or other nominee should follow the instructions provided by their bank, broker or nominee in revoking their previously voted shares.

EXERCISE OF DISCRETION BY PROXIES

The shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. In the absence of such choice being specified, such shares will be voted “for” the matters specifically identified in the Notice of Annual and Special Meeting of Shareholders accompanying this Information Circular.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Annual and Special Meeting of Shareholders and with respect to other matters which may properly be brought before the Meeting. At the time of printing this Information Circular, the management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Annual and Special Meeting of Shareholders.

In February 1999, the Gold Reserve Corporation became a subsidiary of the Company, the successor issuer. For the purposes of disclosure in this Information Circular, references to the Company prior to February 4, 1999 are references to Gold Reserve Corporation.

VOTING RIGHTS AND PRINCIPAL SHAREHOLDERS

The Company’s issued and outstanding shares consist of Class A common shares (each, a “Class A Share”) and Class B common shares (each, a “Class B Share”). Unless otherwise noted, references to Common Shares in this Information Circular include both Class A Shares and Class B Shares. Holders of Class A Shares and holders of Class B Shares (collectively, the “Shareholders”) are entitled to one vote per share and will vote as a single class on all matters to be considered and voted upon at the Meeting or any adjournment thereof. As of April 20, 2007, there were 40,720,019 issued and outstanding Class A Shares and 1,085,099 issued and outstanding Class B Shares for a total of 41,805,118 Common Shares eligible to vote.

The Company has set the close of business on April 30, 2007 as the record date for the Meeting. The Company will prepare a list of Shareholders of record at such time. Shareholders will be entitled to vote the shares then registered in their name at the Meeting except to the extent that (a) the holder has transferred the ownership of any of his shares after that date, and (b) the transferee of those shares produces properly endorsed share certificates, or otherwise establishes that he owns the shares, and demands, not later than 10 days before the Meeting, that the transferee’s name be included in the list of persons entitled to vote at the Meeting, in which case the transferee will be entitled to vote his shares at the Meeting or any adjournment thereof.

To the knowledge of the Directors and senior officers of the Company, as of April 20, 2007 no person, firm or corporation beneficially owned, directly or indirectly, or exercised control or direction over more than 10% of the voting rights attached to the Common Shares.

A quorum for the transaction of business at any meeting of the Shareholders shall be holders of at least one-third (1/3) of the outstanding Common Shares present in person or represented by proxy. Except as otherwise stated in this Information Circular, the affirmative vote of the holders of a majority of the Common Shares present at the Meeting, in person or by proxy, is required to approve all items presented in this Information Circular.

VOTING BY NON-REGISTERED SHAREHOLDERS

Only registered shareholders or the persons they designate as their proxies are permitted to vote at the Meeting. In many cases, however, the Common Shares owned by a person (a “non-registered holder”) are registered either: (a) in the name of an intermediary (an “Intermediary”) that the non-registered holder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered savings plans, registered retirement income funds, registered education savings plans and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of this management information circular and the accompanying notice of meeting and form of proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to non-registered holders of Common Shares.

Intermediaries are required to forward the Meeting Materials to non-registered holders unless a non-registered holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to non-registered holders. Generally, non-registered holders who have not waived the right to receive the Meeting Materials will either:

(a)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number and class of securities beneficially owned by the non-registered holder but which is not otherwise completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the non- registered holder when submitting the proxy. In this case, the non-registered holder who wishes to vote by proxy should otherwise properly complete the form of proxy and deliver it as specified above under the heading “Appointment and Revocation of Proxies”; or

(b)	be given a form of proxy which is not signed by the Intermediary and which, when properly completed and signed by the non-registered holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “Voting Instruction Form”) which the Intermediary must follow.

Typically, the non-registered holder will also be given a page of instructions which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a Voting Instruction Form, the non-registered holder must remove the label from the instructions and affix it to the Voting Instruction Form, properly complete and sign the Voting Instruction Form and submit it to the Intermediary or its services company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit non-registered holders to direct the voting of the Common Shares they beneficially own. Should a non-registered holder who receives either form of proxy wish to vote at the Meeting in person, the non-registered holder should strike out the persons named in the form of proxy and insert the non-registered holder’s name in the blank space provided. Non-registered holders should carefully follow the instructions of their Intermediary, including those regarding when and where the form of proxy or Voting Instruction Form is to be delivered.

BUSINESS OF THE MEETING

Item 1 – Election of Directors

The articles of the Company provide that the Board of Directors (the “Board”) shall consist of a minimum of 3 and a maximum of 15 Directors, with the actual number of Directors to be determined from time to time by the Board. The Company’s Board presently consists of seven members.

The Board held 3 meetings during 2006 at which attendance, in person or by phone, averaged 90%. Various matters were considered and approved by written resolution during the year. The Board also held several informal meetings throughout the year.

The by-laws of the Company provide that each Director shall be elected to hold office until the next annual meeting of the Company’s Shareholders or until their qualified successors are elected. All of the current Directors’ terms expire the date of the Meeting and it is proposed by management that each of them be re-elected to serve another term.

The following table and notes thereto states the names of each person proposed to be nominated by management for election as a Director, the province or state and country in which he is ordinarily resident, his age, all offices of the Company now held by him, his principal occupation, the period of time for which he has been a Director of the Company and the number of Common Shares beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.

The persons named in the accompanying form of proxy intend to vote for the election of these nominees unless otherwise directed. Management does not contemplate that the nominees will be unable to serve as Directors.

Number of
Common
Shares
Proposed Nominee and			Director	Beneficially
Position in the Company	Age	Principal Occupation	Since	Owned as of
April 20,
2007(1)

Rockne J. Timm (2) (3) (6)	61	Chief Executive Officer of the	March 1984	1,085,808
Washington, USA		Company. Mr. Timm is also a
Chief Executive Officer		Director and President of both MGC
and Director		Ventures, Inc. and Great Basin
Energies, Inc.

A. Douglas Belanger (2)	53	President of the Company. Mr.	August 1988	1,416,093
(3) (6)		Belanger is also a Director and
Washington, USA		Executive Vice President of both
President and Director		Great Basin Energies, Inc. and MGC
Ventures, Inc.

James P. Geyer	55	Senior Vice President of the	June 1997	233,737
Washington, USA		Company.
Senior Vice-President
and Director

James H. Coleman, Q.C.	56	Senior Partner of the law firm of	February	242,550
(2) (3) (6)		Macleod Dixon LLP of Calgary,	1994
Alberta, Canada		Alberta. He is also a Director of
Non-Executive		various public companies including
Chairman and Director		Great Basin Energies, Inc. and MGC
Ventures, Inc.

Patrick D. McChesney (2)	57	Controller of Foothills Auto Group.	August 1988	90,157
(3)(5)		He is also a Director of Great Basin
Washington, USA		Energies, Inc. and MGC Ventures,
Director		Inc.

Chris D. Mikkelsen (2) (3)	55	Principal in McDirmid, Mikkelsen &	June 1997	313,000
(4) (5)		Secrest, P.S. (a certified public
Washington, USA		accounting firm). Mr. Mikkelsen is
Director		also a Director of Great Basin
Energies, Inc. and MGC Ventures,
Inc.

Jean Charles Potvin (4) (5)	53	Director, Chairman and Chief	November	118,604
Ontario, Canada		Executive Officer of Tiomin	1993
Director		Resources Inc.

(1)	Includes Common Shares issuable pursuant to options exercisable as of April 20, 2007 or exercisable within 60 days of April 20, 2007 as follows: Mr. Timm, 107,500; Mr. Belanger, 92,500; Mr. Geyer, 62,500; Mr. Coleman, 125,000; Mr. McChesney, 50,000; Mr. Mikkelsen, 100,000; and Mr. Potvin, 50,000.

(2)	Messrs. Timm, Belanger, Coleman, McChesney, and Mikkelsen are Directors of Great Basin Energies, Inc., which owns 491,192 Common Shares, or 1.2% of the outstanding Common Shares. The foregoing individuals beneficially own 9.7%, 6.6%, 2.6%, 2.1%, and 1.6%, respectively, of the outstanding common shares of Great Basin Energies, Inc. and may be deemed indirectly to have an interest in the Company through their respective management positions and/or ownership interests in Great Basin Energies, Inc. Each of the foregoing individuals disclaims any beneficial ownership of the Common Shares owned by Great Basin Energies, Inc.

(3)	Messrs. Timm, Belanger, Coleman, McChesney, and Mr. Mikkelsen are Directors of MGC Ventures, Inc., which owns 258,083 Common Shares, or 0.6% of the outstanding Common Shares. The foregoing individuals beneficially own 11.0%, 11.2%, 4.6%, 3.6%, and 2.7%, respectively, of the outstanding common shares of MGC

Ventures, Inc. and may be deemed indirectly to have an interest in the Company through their respective management positions and/or ownership interests in MGC Ventures, Inc. Each of the foregoing individuals disclaims any beneficial ownership of the Common Shares owned by MGC Ventures, Inc.

(4)	Member of the Compensation Committee.

(5)	Member of the Audit Committee.

(6)	Member of the Executive Committee.

Each of the foregoing nominees has held his present principal occupation with his current employer or other positions with the same firm throughout the last five years, with the exception of Mr. McChesney, who in addition to assuming his current position with Foothills Auto Group, was controller for Remtech, Inc. in 2004 and 2005, and was president of LMO Test Systems, Inc. from March 1996 until December 2005.

Item 2 – Appointment of Auditors

It is proposed that the firm of PricewaterhouseCoopers LLP be appointed by the Shareholders as independent certified public accountants to audit the financial statements of the Company for the year ending December 31, 2007.

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the re-appointment of PricewaterhouseCoopers LLP as auditors of the Company until the next annual meeting of the Company’s Shareholders, or until their successors are duly appointed, at a remuneration to be fixed by the Board. PricewaterhouseCoopers LLP were first appointed auditors of the Company in 1992.

Item 3 – Approval of Amendment to Extend Warrants Originally Set to Expire Nov. 6, 2006

At the Meeting, Shareholders will be asked to approve a resolution to amend the expiration date of 2,680,500 Common Share Purchase Warrants to purchase an equal number of Class A common shares (the “Warrants”), originally expiring on November 6, 2006, to July 31, 2007 and amend the exercise price of the Warrants from Cdn. $6.50 to Cdn. $6.55 to extend the possibility of the Company raising an additional Cdn. $17,557,275 in connection with the exercise of the Warrants without incurring any underwriting or agency fees or commissions..

The Warrants subject to this amendment were originally issued in November 2004 to a syndicate of underwriters who purchased Units, comprised of one Class A common share and one-half of a Warrant of the Company, on a bought deal basis for sale to non-US investors at a price of Cdn. $5.60 per Unit. Each whole Warrant entitled the holder thereof to acquire one Class A common share at a price of Cdn. $6.50 per share for a period of 24 months or until November 6, 2006. None of the original Warrants were exercised during their original term.

On October 24, 2006, the Board approved the delisting of the Warrants from The Toronto Stock Exchange (the “TSX”) and, subject to Shareholder approval, the amendment of the exercise price from Cdn. $6.50 to Cdn. $6.55 and the expiration date from November 6, 2006 to July 31, 2007.

If the resolution is approved, the Warrants will be exercisable from June 7, 2007 until July 31, 2007 and if the Warrants are exercised, the newly issued shares will represent 6% of the total outstanding shares.

The following resolution in respect of the extension will be proposed at the Meeting:

“BE IT RESOLVED THAT:

1.	The expiration date of the Warrants, originally set to expire on November 6, 2006, be amended to July 31, 2007;

2.	The exercise price of the Warrants, originally set at Cdn. $6.50, be amended to Cdn. $6.55;

3.	Any officer or director of the Company, on behalf of the Company, is hereby authorized to execute and deliver any documents, instruments or other writings and to do all other acts as may be deemed necessary or desirable to give effect to the foregoing resolution.”

Approval of this item requires the affirmative vote of a majority of the Common Shares of the Company represented at the Meeting, in person or by proxy.

Should the approval of the Shareholders not be obtained, the proposed amendments to the Warrants will not be effective.

Item 4 – Approval of the Purchase of Class A Shares by the KSOP Plan

The Company’s subsidiary, Gold Reserve Corporation, maintains a retirement plan, the KSOP Plan, for eligible employees. The annual contribution to the KSOP Plan participants is formula-driven based on a percentage of compensation and is used to allocate Class A Shares purchased by the KSOP Plan. For a more detailed description of the KSOP Plan, see “Executive Compensation – KSOP Plan”.

As of December 31, 2006, 10 Class A Shares remained in the KSOP Plan to be allocated to KSOP Plan participants, representing less than 0.01% of the issued and outstanding Common Shares of the Company at that time.

On February 22, 2007, the Board approved, subject to Shareholder approval, the issuance of 50,000 Class A Shares for purchase by the KSOP Plan at a price of US $4.976 (Cdn. $5.78) per Class A Share, which represented the closing market price on the TSX (converted to US $) on February 22, 2007 of the Class A Shares. On April 4, 2007, the Board determined that 50,000 Class A Shares may not be sufficient to fund the KSOP Plan for the year ending December 31, 2007, due to the increase in the number of employees eligible to participate in the KSOP Plan, and approved an amendment to increase the number to 100,000 Class A Shares.

Assuming the resolution approving the purchase of Class A Shares by the KSOP Plan is approved, 100,010 Class A Shares, representing approximately 0.24% of the issued and outstanding Common Shares, would be available for allocation to KSOP Plan participants.

In order for the acquisition of Class A Shares by the KSOP Plan to comply with certain requirements of the TSX, this resolution must be approved by a majority of the votes cast on such resolution.

Approval of this resolution in compliance with the rules of the TSX will enable the allocation of Class A Shares pursuant to the employee stock ownership component of the KSOP Plan to eligible participants in compliance with the TSX’s limitations on awards to such persons pursuant to share compensation arrangements.

The persons named in the accompanying proxy intend to vote for the approval of the authorization to issue 100,000 Class A Shares to the KSOP Plan unless otherwise directed.

The following resolution in respect of the issuance of Class A Shares for the KSOP Plan will be proposed at the Meeting:

“BE IT RESOLVED THAT:

1.	The issuance of 100,000 Class A Shares for purchase by the KSOP Plan at a price of US $4.976 (Cdn. $5.78) be and is hereby approved, and

2.	Any officer or director of the Company be and is hereby authorized for and on behalf of the Company to execute and deliver all such instruments and documents and to perform and do all such other acts and things as may be deemed advisable in such individual’s discretion for the purpose of giving effect to this resolution.”

The Board has determined that the issuance to the KSOP Plan of 100,000 Class A Shares is in the best interests of the Company and recommends that the Shareholders vote in favor of the resolution authorizing such issuance.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the compensation paid by the Company to the Chief Executive Officer, the Chief Financial Officer and to each of the next three most highly compensated executive officers of the Company who were serving in such capacities at December 31, 2006 (the “Named Executive Officers”).

					Long Term Compensation

		Annual Compensation			Awards		Payouts

						Restricted
					Securities	Shares
				Other	Under	Or
				Annual	Options/	Restricted
				Compensa-	SARs	Share	LTIP	All Other
Name and Principal		Salary	Bonus	tion	Granted	Units	Payouts	Compensation
Position	Year	$ $		($)	(#) (2)	($)	($)	($)(3)

Rockne J. Timm	2006	250,000	100,700(1)		250,000			38,763

Chief Executive	2005	250,000	80,000	-	-	-	-	42,000

Officer	2004	217,917	95,000	-	45,000	-	-	39,000

Robert A. McGuinness	2006	140,000	57,500(1)		100,000			34,800

Vice President Finance	2005	140,000	47,500	-	-	-	-	37,500

and CFO	2004	128,333	50,000	-	20,000	-	-	35,667

A. Douglas Belanger	2006	225,000	96,525(1)		250,000			38,763

President	2005	225,000	62,500	-	-	-	-	42,000

	2004	201,250	65,000	-	30,000	-	-	41,000

James P. Geyer	2006	200,000	74,025(1)		150,000			38,763

Senior Vice President	2005	200,000	55,000	-	-	-	-	42,000

	2004	185,417	57,500	-	25,000	-	-	41,000

Douglas E. Stewart	2006	139,833	47,500(1)		50,000			33,007

Vice President –	2005	126,000	40,000	-	40,000	-	-	33,200

Project Development	2004	114,333	40,000	-	20,000	-	-	30,867

(1)	Consists of cash bonus and shares of stock, respectively as follows: Mr. Timm: $80,000 and 5,000 shares; Mr. McGuinness: $47,500 and 2,500 shares; Mr. Belanger: $75,000 and 5,000 shares; Mr. Geyer: $55,000 and 4,375 shares; and Mr. Stewart: $40,000 and 1,875 shares. In September 2006, the Board and Compensation Committee approved the grant of Class A common shares to the Named Executive Officers’ as follows: Mr. Timm 20,000 shares; Mr. McGuinness 10,000 shares; Mr. Belanger 20,000 shares; Mr. Geyer 15,000 shares; and Mr. Stewart 7,500 shares. The shares are issuable in equal installments starting the date of the original grant as follows: In the case of Mr. Timm, Mr. Belanger and Mr. Geyer the shares are issuable over eight months and in the case of Mr. McGuinness and Mr. Stewart the shares are issuable over four months. In addition, those Named Executive Officers which are also Directors each were granted 2,500 Class A common shares in September 2006 in their capacity as a Director.

(2)	Options for Common Shares granted during the year.

(3)	Consists of the dollar value of the following number of Class A Shares purchased under the Company’s KSOP Plan and allocated to the account of each Named Executive Officer during 2006, 2005, and 2004, respectively as follows: Mr. Timm: 18,318, 14,483, and 18,785; Mr. McGuinness: 16,445, 12,931, and 17,180; Mr. Belanger: 18,318, 14,483, and 19,749; Mr. Geyer: 18,318, 14,483, and 19,749; and Mr. Stewart: 15,598, 11,448, and 14,868.

Options Granted For Class A Shares of the Company to the Named Executive Officers During the Year Ended December 31, 2006.

The following table sets forth information concerning grants of stock options to acquire Class A Shares to the Named Executive Officers pursuant to the rules and policies of the TSX and the regulations of the American Stock Exchange during the fiscal year ended December 31, 2006:

		% of Total		Market Value
		Options		of Securities
	Securities	Granted to		Underlying
	Under	Employees	Exercise or	Options on
	Options	in Fiscal	Base Price	Date of Grant
Name	Granted	year	($/Security)	($/Security)	Expiration Date

Rockne J. Timm	25,000	1.8%	$5.074	$5.074	Nov. 24, 2011
	50,000	3.6%	$4.068	$4.068	Nov. 14, 2011
	50,000	3.6%	$4.297	$4.297	Nov. 7, 2011
	50,000	3.6%	$4.086	$4.086	Oct. 24, 2011
	75,000	5.4%	$3.954	$3.954	Oct. 5, 2011

Total	250,000

Robert A. McGuinness	24,000	1.7%	$4.024	$4.024	Oct. 19, 2011
	24,000	1.7%	$4.000	$4.000	Oct. 3, 2011
	52,000	3.7%	$4.190	$4.190	Sept. 27, 2011

Total	100,000

A. Douglas Belanger	50,000	3.6%	$5.244	$5.244	Nov. 29, 2011
	75,000	5.4%	$4.030	$4.030	Nov. 27, 2011
	75,000	5.4%	$5.073	$5.073	Nov. 24, 2011
	50,000	3.6%	$4.618	$4.618	Nov. 16, 2011

Total	250,000

James P. Geyer	14,000	1.0%	$5.095	$5.095	Dec. 11, 2011
	25,000	1.8%	$5.289	$5.289	Dec. 7, 2011
	50,000	3.6%	$5.363	$5.363	Dec. 4, 2011
	25,000	1.8%	$5.074	$5.074	Nov. 24, 2011
	25,000	1.8%	$3.966	$3.966	Nov. 1, 2011
	11,000	0.8%	$4.190	$4.190	Sept. 27, 2011

Total	150,000

Douglas E. Stewart	50,000	3.6%	$4.190	$4.190	Sept. 27, 2011

Total	50,000

(1) Based on the volume weighted average price on the Principal Market (AMEX) for the five trading days immediately preceding the grant date.

Aggregated Option Exercises During the Year Ended December 31, 2006 and Option Values as of December 31, 2006.

The following table sets forth all options exercised during 2006 and values for all options granted to the Named Executive Officers as of December 31, 2006.

				Value of
				Unexercised in-
			Unexercised	the-Money
			Options/SARs at	Options/SARs at
	Securities		FY-End	FY-End
	Acquired on		(#)	($) (2)
	Exercise	Aggregate Value	Exercisable/	Exercisable/
Name	(#)	Realized (1)	Unexercisable	Unexercisable
($)

Rockne J. Timm	486,867	1,935,398	45,000 / 250,000	59,850 / 115,912

Robert A. McGuinness	-	-	6,500 / 93,500	3,445 / 58,099

A. Douglas Belanger	401,303	1,643,375	30,000 / 250,000	39,900 / 56,770

James P. Geyer	199,473	837,151	26,375 / 148,625	33,979 / 23,945

Douglas E. Stewart	37,367	143,516	91,883 / 43,750	123,825 / 23,188

(1)	The “Aggregate Value Realized”, if applicable, was calculated by determining the difference between the market value of the securities acquired on the date of exercise (based on the closing price on the American Stock Exchange on the date of exercise, which approximates the closing price on the TSX also on the date of exercise) less the exercise price of the options exercised.

(2)	The “Value of Unexercised in-the-Money Options at FY-End” was calculated by determining the difference between the market value of the securities underlying the option at the end of the financial year and the exercise price of such options. At December 31, 2006, the closing price of the Class A Shares on the American Stock Exchange was $4.72.

Equity Incentive Plan

Employees of the Company and its subsidiaries are eligible to receive grants under the Equity Incentive Plan (the “Plan”), as amended in 2006. The Board or a committee of the Board is responsible for the administration of the Plan. The Plan provides for the issuance of up to a rolling 10% of the outstanding shares of the Company, through the grant of “incentive stock options” and “non–statutory options” to purchase Class A Shares, stock appreciation rights (“SARs”) and restricted stock.

As of April 20, 2007, options for the purchase of 2,578,639 Class A Shares remained outstanding and 776,793 Class A Shares remained available for grant under the Plan. Since inception, 843,975 shares of restricted stock have been granted from the Plan and no SARs have been granted. Options, stock appreciation rights (“SARs”) and restricted stock granted under the Plan are generally granted at the Fair Market Value of the Class A Shares defined as follows:

“subject to any applicable Exchange rules, the volume weighted average trading price or the United States Dollar equivalent of the Stock calculated by dividing the total value by the total volume of Stock on the Exchange where the majority of the trading volume and value of the Stock occurs, for the five trading days immediately preceding the relevant date;...”

A SAR entitles the holder of the related option, upon exercise of the SAR, to surrender such option or any portion thereof to the extent unexercised, and to receive payment of an amount determined by multiplying (i) the excess of the Fair Market Value of the Class A Shares immediately preceding the date of exercise of such SAR over the option price under the related option, by (ii) the number of shares as to which such SAR has been exercised. Notwithstanding the foregoing, the agreement evidencing the SAR may limit in any manner the amount payable with respect to any SAR.

The maximum number of shares of Class A Shares issuable to insiders:

a) at any time, under all security based compensation arrangements, cannot exceed 10% of the outstanding shares of stock of the Company on the date of grant; and

b) within any one year period, under all security based compensation arrangements, cannot exceed 10% of the outstanding common shares on the date of grant.

Each option grant is limited to a maximum duration of 10 years from the time it is granted, except that an incentive stock option granted to a ten percent shareholder shall have a maximum duration of five years from the time it is granted and the vesting period is discretionary.

All Options shall be exercisable, during the Optionee’s lifetime, only by the Optionee or by the guardian or legal representative of the Optionee or its alternative payee pursuant to such qualified domestic relations order, it being understood that the terms “holder” and “optionee” include the guardian and legal representative of the Optionee named in the Option Agreement and any person to whom an Option is transferred by will or the laws of descent and distribution, or pursuant to a qualified domestic relations order or a gift permitted by the Plan. Notwithstanding the above, incentive stock options shall only be transferable by will or by the laws of descent and distribution.

The Plan provides the following for termination of employment with regard to the options outstanding at the date of termination:

Retirement. Any then outstanding options under the Plan may be exercised at any time prior to the earlier of the expiration date of the outstanding options or 12 months after the date of retirement.

For Cause. Any then outstanding options become null and void.

Involuntary Termination of Employment. Any then outstanding options that are vested at the time of termination may be exercised at any time prior to the earlier of the expiration date of the vested outstanding options or 30 days after the date of termination.

Voluntary Termination of Employment. Any then outstanding options that are vested at the time of termination may be exercised at any time prior to the earlier of the expiration date of the vested outstanding options or 90 days after the date of termination.

The Board may, at any time and from time to time, modify, amend, suspend or terminate the Plan in any respect. Amendments to the Plan shall be subject to stockholder approval to the extent required to comply with any exemption to the short swing-profit provisions of Section 16 (b) of the U.S. Securities Exchange Act of 1934, as amended pursuant to rules and regulations promulgated thereunder, with the exclusion for performance-based compensation under Code Section 162 (m), or with the rules and regulations of any securities exchange on which the Shares are listed.

Equity Compensation Plan Information

The following table sets forth the information regarding the Equity Incentive Plan as of December 31, 2006:

Number of securities
	Number of securities to	Weighted-average	remaining available for
	be issued upon exercise	exercise price of	future issuance under
	of outstanding options,	outstanding options,	equity compensation
Plan Category	warrants and rights	warrants and rights	plans

Equity compensation
plans approved by
securityholders	2,662,716	$3.36	831,543

Equity compensation
plans not approved by
securityholders	-	-	-

Total	2,662,716	$3.36	831,543

KSOP Plan

The Company’s subsidiary, Gold Reserve Corporation, maintains a retirement plan, the KSOP Plan for the benefit of eligible employees. The KSOP Plan consists of two components– a salary reduction component (401(k)) and stock ownership component (ESOP). Eligible employees are those who have been employed for a period in excess of one year and who have worked at least 1,000 hours during the year in which any allocation is to be made.

Employee contributions to the 401(k) component of the KSOP Plan are limited in each year to the total amount of salary reduction the employee elects to defer during the year, which is limited in 2007 to $15,500 ($20,500 limit for participants who are 50 or more years of age, or who turn 50 during 2007).

Employer contributions, stated as a percentage of eligible compensation, are determined each year by the Board of Directors and allocations are made in the form of Class A Shares or by cash. The number of Class A Shares released for allocation is determined by multiplying the total eligible compensation by the contribution percentage approved by the Board of Directors and dividing that number by the average price of the Class A Shares remaining in the KSOP Plan for distribution. For KSOP Plan year 2007 the Company has adopted a “Safe Harbor” contribution of 3% of eligible compensation. As of December 31, 2006, 10 Class A Shares remained in the KSOP Plan to be allocated to KSOP Plan participants, representing less than 0.01% of the issued and outstanding Common Shares of the Company at that time.

Total employer and employee annual contributions to an employee participating in both the 401(k) and ESOP components of the KSOP Plan are limited (in 2007) to a maximum of $45,000 ($50,000 limit for participants who are 50 or more years of age or who turn 50 during 2007). The annual dollar limit is an aggregate limit which applies to all contributions made under this plan or any other cash or deferral arrangements.

Distributions from the KSOP Plan are not permitted before the participating employee reaches the age of 59, except in the case of death, disability, termination of employment by the Company or financial hardship. The employee stock ownership component of the KSOP Plan is qualified under Sections 421 and 423 of the U.S. Internal Revenue Code of 1986, as amended.

Allocated contributions to eligible KSOP Plan participants for plan years 2006, 2005, and 2004 were $272,412 (128,731 Class A Shares), $280,074 (96,578 Class A Shares), and $254,779 (122,722 Class A Shares), respectively. The aggregate number of Class A Shares for the three-year period is 348,031, which represents 0.8% of the current issued and outstanding Common Shares.

Retention Units

On October 19, 2006 the Board authorized the Director and Employee Retention Plan (the “Retention Plan”). Under the Retention Plan, the Board or the Compensation Committee of the Board may grant Retention Units (the “Units”) to Directors and certain key employees of the Company or its subsidiaries. Under this arrangement, a participant would (subject to vesting requirements, the occurrence of certain major corporate milestones, including successfully financing the Brisas Project and placing the Project into production, or a change of control) receive a cash payment equal to the fair market value of one Class A Common Share per Unit. Any Units unvested at the time of termination of employment or service with the Company or its subsidiaries shall be forfeited and no payment will be made with respect to such Units. An aggregate of 1,000,000 Units were granted in 2006 to Named Executive Officers and Directors as follows: Rockne J. Timm 250,000, A. Douglas Belanger 250,000, James P. Geyer 150,000, Robert A. McGuinness 100,000 and Douglas E. Stewart 50,000. Messrs. Coleman, Potvin, and Mikkelsen were each granted 50,000 Units.

Report on Re-pricing of Options in Last Ten Completed Fiscal Years

During the last ten years the Shareholders approved two re-pricings of certain options held by the Named Executive Officers. The first re-pricing, dated April 3, 2000 and approved on June 2, 2000, was re-priced at a 25% premium to the market price of the Company’s shares. The second re-pricing, dated December 20, 2000 and approved June 8, 2001, was re-priced at a 50% premium to the market price of the Company’s shares and fifty-percent of all vested options, or immediately exercisable options, were unvested for the following twelve-month period. All repriced options have five-year lives from the date of approval by Shareholders. The following table details the re-pricing information for options held by Named Executive Officers for the last ten years:

10-YEAR TABLE OF OPTIONS AND SAR RE-PRICINGS

		Securities	Market			Length of
		Under	Price of			Original
		Options/	Securities at	Exercise Price		Option Term
		SARs	Time of Re-	at Time of		Remaining at
		Re-priced	pricing or	Re-pricing or	New Exercise	Date of Re-
	Date of Re-	or	Amendment	Amendment	Price	pricing or
Name	pricing	Amended	($/Security)	($/Security)	($/Security)	Amendment
		(#)

Rockne J. Timm	June 2, 2000	209,833	0.73	3.75	1.00	2.8 years

	June 8, 2001	27,200	0.47	1.13	0.72	1.7 years
		40,000	0.47	1.50	0.72	3.1 years
		50,000	0.47	2.59	0.72	2.2 years
		125,000	0.47	3.25	0.72	2.3 years
		244,667	0.47	3.75	0.72	2.2 years

Robert A. McGuinness	June 2, 2000	92,207	0.73	3.75	1.00	2.8 years

	June 8, 2001	30,000	0.47	1.50	0.72	3.1 years
		68,417	0.47	2.59	0.72	2.2 years
		115,998	0.47	3.75	0.72	2.2 years

A. Douglas Belanger	June 2, 2000	172,652	0.73	3.75	1.00	2.8 years

	June 8, 2001	26,000	0.47	1.13	0.72	1.7 years
		30,000	0.47	1.50	0.72	3.1 years
		65,000	0.47	2.59	0.72	2.2 years
		50,000	0.47	3.25	0.72	2.3 years
		230,303	0.47	3.75	0.72	2.2 years

James P. Geyer	June 2, 2000	84,736	0.73	3.75	1.00	2.8 years

	June 8, 2001	30,000	0.47	1.50	0.72	3.1 years
		64,209	0.47	2.59	0.72	2.2 years
		5,000	0.47	2.88	0.72	7.0 years
		100,264	0.47	3.75	0.72	2.2 years

Douglas E. Stewart	June 8, 2001	79,367	0.47	1.50	0.72	3.1 years

Termination of Employment, Change in Responsibilities and Employment Contracts

At this time, there are no written contracts of employment between the Company and the Named Executive Officers.

The Company does maintain Change of Control Agreements with each of the Named Executive Officers, which were implemented by the Board to induce the Named Executive Officers to remain with the Company in the event of a change of control. The Board believes these individuals’ familiarity and long-standing involvement with the Brisas project are important assets to the Company and, as such, their continued involvement in the on-going development of the Brisas project is important. The loss of their continued services could have a detrimental impact on future operations of the Company.

In the event of a change in control of the Company, each Named Executive Officer is entitled to, among other things, continue employment with the Company and, if his employment is terminated within twelve months following such change in control (other than for cause, disability, retirement or death) or if the Named Executive Officer terminates his employment for good reason (as defined in the agreements) at any time within twelve months following the change of control, such individual will be entitled to receive, among other things, two or three times his annual salary and KSOP contributions, an amount equal to any bonuses received during the twelve months prior to the change of control, maintenance of health and insurance benefits for a period of 36 months and on the election of the Named executive Officer, the buy-out of the cash value of any unexercised stock options.

Composition of the Compensation Committee

The Company’s compensation program was administered during 2006 by the Compensation Committee of the Board (the “Compensation Committee”), composed of Mr. Mikkelsen and Mr. Potvin. The function of the Compensation Committee was to evaluate the Company’s performance and the performance of its executive officers, approve the cash and equity-based compensation of such executive officers and submit such approvals to the full Board for ratification. Compensation matters relating to the directors were administered by the full Board of Directors.

Report on Executive Compensation

The goal of the compensation program is to attract, retain and reward employees and other individuals who contribute to both the immediate and the long-term success of the Company. Contributions are largely measured subjectively, and are rewarded through cash and equity-based compensation vehicles.

The Company evaluates the extent to which strategic and business goals are met and measures individual performance, albeit subjectively, against development objectives and the degree to which teamwork and Company objectives are promoted. The Company strives to achieve a balance between the compensation paid to a particular individual and the compensation paid to other employees and executives having similar responsibilities within the Company. The Company also strives to ensure that each employee understands the components of his or her salary, and the basis upon which it is determined and adjusted.

The components of executive compensation are as follows:

Base Salary. The administration of the program requires the Compensation Committee to review annually the base salary of each executive officer of the Company and to consider various factors, including individual performance, experience, time in position, future potential, responsibility, and the executive’s current salary in relation to the executive salary range at other mining companies. These factors are considered subjectively and none are accorded a specific weight.

Bonuses. In addition to base salary, the Compensation Committee from time-to-time recommends to the Board payments of discretionary bonuses to executives and selected employees. Such bonuses are based on the same criteria and determined in a similar fashion as described above.

Equity. The Compensation Committee from time-to-time recommends to the Board grants of options and/or restricted stock awards to executives and selected employees. In addition, the Compensation Committee annually determines the contribution to the KSOP Plan for allocation to individual participants. Participation in the KSOP Plan by individual employees, including officers, is governed by the terms of the KSOP Plan.

Chief Executive Officer’s Compensation

It is the responsibility of the Compensation Committee to review and recommend the compensation package for the Chief Executive Officer based on the same factors as those used in determining the base salaries for the other Named Executive Officers listed above.

The Compensation Committee has not developed specific quantitative or qualitative performance measures or other specific criteria for determining the compensation of the Company’s Chief Executive Officer, primarily because the Company does not yet have a producing mine or other operations from which such quantitative data can be derived. As a consequence, the determination of the Chief Executive Officer’s compensation in 2006 was largely subjective, and was based on the Company’s progress in addressing its more immediate concerns, continued exploration, and identifying and analyzing new corporate opportunities.

Report submitted by Compensation Committee of the Board s/ Chris D. Mikkelsen s/ Jean Charles Potvin

Performance Graph

The following chart compares the total cumulative shareholder return (assuming re-investment of dividends) for $100 invested in shares of the Company with the cumulative total return of the Nasdaq Market and the S & P Gold and Precious Metals Mining Index for the period commencing on December 31, 2001 and ending on December 31, 2006.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Gold Reserve Corporation, The NASDAQ Composite Index And The S & P Gold Index

Gold Reserve Inc.

NASDAQ Composite

S & P Gold

* $100 invested on 12/31/01 in stock or index-including reinvestment of dividends. Fiscal year ending December 31.

Copyright © 2007, Standard & Poor's, a division of The McGraw-Hill Companies, Inc. All rights reserved. www.researchdatagroup.com/S&P.htm

Compensation of Directors

Consistent with the Board’s intent to have both Directors and management hold shares of the Company, non-employee Directors, Messrs. Coleman, McChesney, Mikkelsen and Potvin, were each granted 5,000 Class A Shares in September 2006 and 2,500 Class A Shares in October 2006 for services during the fiscal year ended December 31, 2006. The value of each share was US $4.61 and US $4.00, respectively.

Mr. Coleman was also paid approximately $92,053.00 for services related to his position as director of the Company, during the fiscal year ended December 31, 2006.

Directors of the Company received no additional compensation for serving on Board committees or for attendance at the Board or committee meetings.

The following table sets forth information concerning grants of stock options to acquire Class A Shares to the non-employee Directors pursuant to the rules and policies of the TSX and the regulations of the American Stock Exchange during the fiscal year ended December 31, 2006:

		% of Total		Market Value
		Options		of Securities
	Securities	Granted to		Underlying
	Under	Employees	Exercise or	Options on
	Options	in Fiscal	Base Price	Date of Grant
Name	Granted	year	($/Security)	($/Security) (1)	Expiration Date

James H. Coleman	50,000	3.6%	$4.19	$4.19	Sept. 27, 2011

Patrick D. McChesney	50,000	3.6%	$4.19	$4.19	Sept. 27, 2011

Chris D. Mikkelsen	50,000	3.6%	$4.19	$4.19	Sept. 27, 2011

J. C. Potvin	50,000	3.6%	$4.19	$4.19	Sept. 27, 2011

(1) Based on the volume weighted average price on the Principal Market (AMEX) for the five trading days immediately preceding the grant date.

The following sets forth information concerning the exercise of stock options by the non-employee Directors during the fiscal year ended December 31, 2006:

Value of
Unexercised in-
			Unexercised	the-Money
			Options/SARs at	Options/SARs at
	Securities		FY-End	FY-End
	Acquired on		(#)	($) (2)
	Exercise	Aggregate Value	Exercisable/	Exercisable/
Name	(#)	Realized (1)	Unexercisable	Unexercisable

James H. Coleman	-	-	194,444 / -	357,948 /-

Patrick D. McChesney	90,674	408,237	50,000 / -	26,500 / -

Chris D. Mikkelsen	41,519	96,324	100,000 / -	184,500 / -

J. C. Potvin	48,741	351,859	50,000 / -	26,500 / -

(1)	The “Aggregate Value Realized”, if applicable, was calculated by determining the difference between the market value of the securities acquired on the date of exercise (based on the closing price on the American Stock Exchange on the date of exercise, which approximates the closing price on the TSX also on the date of exercise) less the exercise price of the options exercised.

(2)	The “Value of Unexercised in-the-Money Options at FY-End” was calculated by determining the difference between the market value of the securities underlying the option at the end of the financial year and the exercise price of such options. At December 31, 2006, the closing price of the shares of common stock on the American Stock Exchange was $4.72.

Aggregate Compensation of Officers and Directors

For the financial year ended December 31, 2006, the aggregate remuneration paid and payable by the Company and by each of its subsidiaries to the directors of the Company in their capacity as directors of the Company and any of its subsidiaries was $258,003 and, separately, to the officers of the Company who received in their capacity as officers or employees of the Company and any of its subsidiaries aggregate remuneration in excess of Cdn. $40,000 in that year was $1,492,047.

Directors and Officers Insurance

The Company carries directors and officers liability insurance which is subject to a total aggregate limit of $25,000,000 and deductibles of up to $250,000 for each claim. The premium for the latest policy period is $256,480.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS OTHER THAN SECURITIES PURCHASE PROGRAMS

No director, executive officer or senior officer, or associate or affiliate of any such director, executive officer or senior officer, is or at any time since the beginning of the most recently completed financial year of the Company was indebted to the Company.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

None of the Directors, officers of the Company, nor any person or corporation owning more than 10% or any class of voting securities of the Company, nor any associates or affiliates of any of them, had or has any material interest in any transaction since the commencement of the Company’s last financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

AUDIT COMMITTEE INFORMATION

Audit Committee Charter

The Audit Committee of the Board of Directors operates within a written mandate, as approved by the Board of Directors, which describes the Committee’s objectives and responsibilities. The full text of the Audit Committee Charter is attached as Appendix A to this Information Circular.

Composition of the Audit Committee

The Audit Committee is composed of the following 3 directors:

Chris D. Mikkelsen (Chair) Jean Charles Potvin Patrick D. McChesney

The Board of Directors has determined each member of the Audit Committee to be “independent” and “financially literate” as such terms are defined under Canadian securities laws. In addition, the Chair of the Committee, Mr. Mikkelsen, is considered by the Board to qualify as an “audit committee financial expert” as defined by the SEC. The Board has made these determinations based on the education and experience of each member of the Committee, as outlined below.

Relevant Education and Experience

The following is a description of the education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee:

Mr. Mikkelsen is a Principal in McDirmid, Mikkelsen & Secrest, P.S., a certified public accounting firm. Mr. Mikkelsen has a Professional Accounting degree from Eastern Washington University. After working for a national accounting firm, he left in 1976 to form McDirmid, Mikkelsen and Secrest, P.S. He has extensive technical audit and accounting experience related to a variety of industries. Mr. Mikkelsen has been Chair of, and a member of, this Committee since August 1998.

Mr. Potvin is Chief Executive Officer of Tiomin Resources Inc., a company involved in the development of several large titanium-bearing mineral sands deposits in Kenya. Mr. Potvin holds a Bachelor of Science degree in Geology from Carleton University and an MBA from the University of Ottawa. He spent nearly 14 years as a mining investment analyst for a large Canadian investment brokerage firm (Burns Fry Ltd., now BMO Nesbitt Burns Inc.). He is also a member of the audit committee of Polaris Energy Corporation, a publicly-listed geothermal-based power producer and of Azimut Exploration Ltd also a publicly listed mineral exploration company. Mr. Potvin has been a member of this Committee since August 2003.

Mr. McChesney is the Controller of Foothills Auto Group, a operator of franchised auto dealerships, where he is responsible for the financial statements. He was President of LMO Test Systems, Inc., a manufacturer of automated test equipment for the semiconductor industry, from March 1996 until December 2005. Mr. McChesney graduated from the University of Portland, with a Bachelor degree in Accounting. For his entire 32 year working career, he has prepared and analyzed financial statements in the mining, public accounting, retail, electronics and construction industries. Mr. McChesney has been a member of this Committee since August 1998.

External Auditor Service Fees

Fees paid or payable to the Company’s independent external auditor, PricewaterhouseCoopers LLP, are detailed in the following table:

	Year Ended 2006	Year Ended 2005
Fee category	(Cdn.$)	(Cdn.$)

Audit	$ 68,892	$ 54,000

Audit related	92,192	54,200

Tax	137,917	79,750

All other fees

Total	$299,001	$187,950

The nature of the services provided by PricewaterhouseCoopers LLP under each of the categories indicated in the table is described below.

Audit Fees

Audit fees were for professional services rendered by PricewaterhouseCoopers LLP for the audit of the Company’s annual financial statements.

Audit-related Fees

Audit-related fees were for the review of the Company’s quarterly financial statements and services provided in respect of other regulatory-required auditor attest functions associated with government audit reports, registration statements, prospectuses, periodic reports and other documents filed with securities regulatory authorities or other documents issued in connection with securities offerings.

Tax Fees

Tax fees were for services outside of the audit scope and represented consultations for tax compliance and advisory services relating to common forms of domestic and international taxation.

All Other Fees

None.

Pre-approval Policies and Procedures

The Company’s Audit Committee has adopted policies and procedures for the pre-approval of services performed by the Company’s external auditors, with the objective of maintaining the independence of the external auditors. The Company’s policy requires that the Audit Committee pre-approve all audit, audit-related, tax and other permissible non-audit services to be performed by the external auditors, including all engagements of the external auditors with respect to the Company’s subsidiaries. Prior approval of engagements for services other than the annual audit may, as required, be approved by the Chair of the Committee with the provision that such approvals be brought before the full Committee at its next regular meeting. The Company’s policy sets out the details of the permissible non-audit services consistent with the independence requirements of the United States Sarbanes-Oxley Act of 2002 and the Canadian independence standards for auditors. The Chief Financial Officer presents the details of any proposed assignments of the external auditor for consideration by the Audit Committee. The procedures do not include delegation of the Audit Committee’s responsibilities to management of the Company.

CORPORATE GOVERNANCE

The TSX requires listed corporations to disclose their approach to corporate governance. The Company’s disclosure in this regard is set out in Appendix B to this Information Circular.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no person who has been a Director or senior officer of the Company at any time since the beginning of the last financial year, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon.

ANY OTHER MATTERS

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Annual and Special Meeting of Shareholders accompanying this Information Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information about the Company may be found on the SEDAR website at www.sedar.com, on the U.S. Securities and Exchange Commission’s website at www.sec.gov and on the Company’s website at www.goldreserveinc.com. Additional financial information is provided in the Company’s comparative financial statements and management’s discussion and analysis for its year ended December 31, 2006, as contained in the 2006 Annual Report. A copy of this document and other public documents of the Company are available upon request to:

Gold Reserve Inc. Attention: Robert A. McGuinness 926 W. Sprague Avenue, Suite 200 Spokane, Washington 99201 Phone: (509) 623-1500 Fax: (509) 623-1634

APPROVAL AND CERTIFICATION

The contents and the sending of this Information Circular have been approved by the Board.

The forgoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made.

Dated at Spokane, Washington, this 20th day of April, 2007.

/s/ Rockne J. Timm Chief Executive Officer	/s/ Robert A. McGuinness Vice President Finance and Chief Financial Officer

APPENDIX A

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

Purpose

The primary purposes of the Audit Committee (the “Committee”) are to oversee on behalf of the Board of Directors (“Board”) of Gold Reserve Inc. (the “Company”):

  the Company’s accounting and financial reporting processes and the integrity of its financial statements;
  the audits of the Company’s financial statements and the appointment, compensation, qualifications, independence and performance of the Company’s independent auditors; and
  the Company’s compliance with legal and regulatory requirements.

The Committee also has the purpose of preparing the financial report that rules of the U.S. Securities and Exchange Commission (the “SEC”) or the Ontario Securities Commission (the “OSC”) require the Company to include in its annual proxy or information statement and Form 20-F filed with the SEC and/or its equivalent filed with the OSC.

The Committee’s function is one of oversight only and does not relieve management of its responsibilities for preparing financial statements that accurately and fairly present the Company’s financial results and condition, nor the independent auditors of their responsibilities relating to the audit or review of financial statements.

Organization

The Committee shall consist of at least three directors. The Board shall designate a Committee member as the chairperson of the Committee, or if the Board does not do so, the Committee members shall appoint a Committee member as chairperson by a majority vote of the authorized number of Committee members.

All Committee members shall be “independent,” as defined and to the extent required in the applicable SEC and OSC rules and American Stock Exchange (“AMEX”) and Toronto Stock Exchange (“TSX”) listing standards and applicable laws and regulations, as they may be amended from time to time (collectively, such SEC and exchange requirements are referred to as the “listing standards”), for purposes of audit committee membership.

Notwithstanding the foregoing, one director who is not independent as defined by the AMEX listing standards, but who satisfies the requirements of Rule 10A-3 under the Securities Exchange Act of 1934, and is not a current officer or employee or an immediate family member of such officer or employee, may be appointed to the Committee if the Board, under exceptional and limited circumstances, determines that membership on the Committee by the individual is in the best interests of the Company and its Shareholders, and the Board discloses, in the next periodic filing made with the SEC subsequent to such determination, the nature of the relationship and the reasons for that determination; provided, however, that any such non-independent Committee member may only serve on the Committee for two (2) years and may not serve as the chairperson of the Committee.

Each Committee member shall be able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement, and cashflow statement upon appointment to the Committee. At all times there shall be at least one member of the Committee who, in the Board’s business judgment, is an audit committee “financial expert” as defined in the SEC rules and is “financially sophisticated” as defined in the AMEX listing standards.

Subject to the requirements of the listing standards, the Board may appoint and remove Committee members in accordance with the Company’s by-laws. Committee members shall serve for such terms as may be fixed by the Board, and in any case at the will of the Board whether or not a specific term is fixed.

Independent Auditors and Their Services

The Committee shall have the sole authority and direct responsibility for the appointment, compensation, retention, termination, evaluation and oversight of the work of the independent auditors engaged by the Company for purposes of preparing or issuing an audit report or related work or performing other audit, review or attest services for the Company. The independent auditors shall report directly to the Committee. The Committee’s authority includes the resolution of disagreements between management and the auditors regarding financial reporting.

The Committee shall pre-approve all audit, review, attest and permissible non-audit services to be provided to the Company or its subsidiaries by the independent auditors. The Committee may establish pre-approval policies and procedures in compliance with applicable listing standards. The Committee shall obtain and review, at least annually, a report by the independent auditors describing:

  the firm’s internal quality-control procedures; and
  any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues.

In addition, the Committee’s annual review of the independent auditors’ qualifications shall also include the review and evaluation of the lead partner of the independent auditors for the Company’s account, and evaluation of such other matters as the Committee may consider relevant to the engagement of the auditors, including views of company management and internal finance employees, and whether the lead partner or auditing firm itself should be rotated.

Annual Financial Reporting

As often and to the extent the Committee deems necessary or appropriate, but at least annually in connection with the audit of each fiscal year’s financial statements, the Committee shall:

1.	Review and discuss with appropriate members of management the annual audited financial statements, related accounting and auditing principles and practices, and (when required of management under the applicable listing standards) management’s assessment of internal control over financial reporting.

2.	Timely request and receive from the independent auditors the report required (along with any required update thereto) pursuant to applicable listing standards prior to the filing of an audit report, concerning:

all critical accounting policies and practices to be used;

all alternative treatments of financial information within generally accepted accounting principles for policies and practices relating to material items that have been discussed with company management, including ramifications of the use of such alternative disclosures and treatments and the treatment preferred by the independent auditors; and

other material written communications between the independent auditors and company management, such as any management letter or schedule of unadjusted differences.

3.	Discuss with the independent auditors the matters required to be discussed by AICPA Statement on Auditing Standards No. 61, including such matters as:

the quality and acceptability of the accounting principles applied in the financial statements;

new or changed accounting policies, and significant estimates, judgments, uncertainties or unusual transactions;

the selection, application and effects of critical accounting policies and estimates applied by the Company;

issues raised by any “management” or “internal control” letter from the auditors, problems or difficulties encountered in the audit (including any restrictions on the scope of the work or on access to requested information) and management’s response to such problems or difficulties, significant disagreements with management, or other significant aspects of the audit; and

any off-balance sheet transactions, and relationships with any unconsolidated entities or any other persons, which may have a material current or future effect on the financial condition or results of the Company and are required to be reported under SEC rules.

4.	Review and discuss with appropriate members of management the Company’s intended disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (or equivalent disclosures) to be included in the Company’s annual report on Form 20-F filed with the SEC and its equivalent filed with the OSC.

5.	Receive from the independent auditors a formal written statement of all relationships between the auditors and the Company consistent with Independence Standards Board Standard No. 1.

6.	Actively discuss with the independent auditors any disclosed relationships or services that may impact their objectivity and independence, and take any other appropriate action to oversee their independence.

Quarterly Financial Reporting The Committee’s quarterly review shall normally include:

1.	Review and discuss the quarterly financial statements of the Company and the results of the independent auditors’ review of these financial statements with appropriate members of management.

2.	Review and discuss with Company management and, if appropriate, the independent auditors, significant matters relating to:

the quality and acceptability of the accounting principles applied in the financial statements;

new or changed accounting policies, and significant estimates, judgments, uncertainties or unusual transactions;

the selection, application and effects of critical accounting policies and estimates applied by the Company; and

any off-balance sheet transactions and relationships with any unconsolidated entities or any other persons which may have a material current or future effect on the financial condition or results of the Company and are required to be reported under SEC rules.

3.	Review and discuss with appropriate members of management the Company’s intended disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (or equivalent disclosures) to be included in the Company’s quarterly reports prepared in accordance with Canadian requirements and filed on Form 6-K with the SEC and its equivalent filed with the OSC.

Other Functions

The Committee shall review and assess the adequacy of this charter annually, recommend any proposed changes to the full Board and, to the extent required by the listing standards, certify annually to any AMEX, TSX or other listing market that the Committee reviewed and assessed the adequacy of the charter.

The Committee shall discuss with management earnings press releases (including the type and presentation of information to be included, paying particular attention to any use of “pro forma” or “adjusted” non-GAAP information), and financial information and earnings guidance provided to analysts and rating agencies. This may be conducted generally as to types of information and presentations, and need not include advance review of each release or other information or guidance.

The Committee, to the extent it deems necessary or appropriate, shall periodically review with management the Company’s disclosure controls and procedures, internal control over financial reporting and systems and procedures to promote compliance with applicable laws.

The Committee shall periodically:

  inquire of management and the independent auditors about the Company’s major financial risks or exposures;
  discuss the risks and exposures and assess the steps management has taken to monitor and control the risks and exposures; and
             discuss guidelines and policies with respect to risk assessment and risk management.

The Committee shall conduct any activities relating to the Company’s code(s) of conduct and ethics as may be delegated, from time to time, to the Committee by the Board.

The Committee shall establish and maintain procedures for:

  the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and
  the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

If the Committee so determines, the confidential, anonymous submission procedures may also include a method for interested parties to communicate directly with non-management directors.

It is the Company’s policy that the Company shall not enter into transactions required to be disclosed under item 404 of the Securities and Exchange Commission’s Regulation S-K or other applicable Canadian requirements unless the Committee first reviews and approves such transactions.

The Committee shall review and take appropriate action with respect to any reports to the Committee from internal or external legal counsel engaged by the Company concerning any material violation of securities law or breach of fiduciary duty or similar violation by the Company, its subsidiaries or any person acting on their behalf.

The Committee shall, from time to time as necessary, review the effect of regulatory and accounting initiatives on the financial statements of the Company. In addition, the Committee, as it considers appropriate, may consider and review with the full Board, company management, internal or external legal counsel, the independent auditors or any other appropriate person any other topics relating to the purposes of the Committee which may come to the Committee’s attention.

The Committee may perform any other activities consistent with this charter, the Company’s corporate governance documents and applicable listing standards, laws and regulations as the Committee or the Board considers appropriate.

Meetings, Reports and Resources

The Committee shall meet as often as it determines is necessary, but not less than quarterly. The Committee shall meet separately with management and independent auditors. In addition, the Committee may meet with any other persons, as it deems necessary.

The Committee may establish its own procedures, including the formation and delegation of authority to subcommittees, in a manner not inconsistent with this charter, the by-laws or the listing standards. The chairperson or a majority of the Committee members may call meetings of the Committee. A majority of the authorized number of Committee members shall constitute a quorum for the transaction of Committee business, and the vote of a majority of the Committee members present at a meeting at which a quorum is present shall be the act of the Committee, unless in either case a greater number is required by this charter, the by-laws or the listing standards. The Committee shall keep written minutes of its meetings and deliver copies of the minutes to the corporate secretary for inclusion in the Company’s corporate records.

The Committee shall prepare any audit committee report required to be included in the Company’s annual meeting proxy or information statement, and report to the Board on the other matters relating to the Committee or its purposes, as required by the listing standards. The Committee shall also report to the Board annually the overall results of its annual review of the independent auditors’ qualifications, performance and independence. The Committee shall also report to the Board on the major items covered by the Committee at each Committee meeting, and provide additional reports to the Board as the Committee may determine to be appropriate, including review with the full Board of any issues that arise from time to time with respect to the quality or integrity of the Company’s financial statements, the Company’s compliance with legal or regulatory requirements, the performance and independence of the independent auditors.

The Committee is at all times authorized to have direct, independent and confidential access to the independent auditors and to the Company’s other directors, management and personnel to carry out the Committee’s purposes. The Committee is authorized to conduct or authorize investigations into any matters relating to the purposes, duties or responsibilities of the Committee.

As the Committee deems necessary to carry out its duties, it is authorized to select, engage (including approval of the fees and terms of engagement), oversee, terminate, and obtain advice and assistance from outside legal, accounting, or other advisers or consultants. The company shall provide for appropriate funding, as determined by the Committee, for payment of:

  compensation to the independent auditors for their audit and audit-related, review and attest services;
  compensation to any advisers engaged by the Committee; and
  ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

Nothing in this charter is intended to preclude or impair the protection provided under corporation law for good faith reliance by members of the Committee on reports or other information provided by others.

APPENDIX B

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

In this Appendix are the Company’s corporate governance practices in accordance with National Instrument 58-101 “Disclosure of Corporate Governance Practices” (“NI 58-101”), and National Policy 58-201 “Corporate Governance Guidelines” (“NP 58-201”), which came into force in Canada on June 30, 2005. The Company’s Board has reviewed this disclosure of the Company’s corporate governance practices.

Disclosure Requirement under
	Form 58-101F1	Company’s Governance Practices

1. (a)	Disclose the identity of directors	The Board of Directors (the “Board”) of
	who are independent.	the Company believes that Messrs.
Coleman, McChesney, Mikkelsen, and
Potvin are “independent” within the
meaning of section 1.4 of Multilateral
instrument 52-110 “Audit Committees”
(“MI 52-110”) and section 1.2 of NI 58-
101, as none of them is, or has been
within the last three years, an executive
officer or employee of the Company or
party to any material contract with the
Company and none of them receive
remuneration from the Company in
excess of directors’ fees and grants of
stock options. The Board believes that
the four Directors are free from any
interest and any business or other
relationship that could, or could
reasonably be perceived to, materially
interfere with their ability to act
independently from management or to
act as a director with a view to the best
interests of the Company, other than
interests and relationships arising from
shareholdings.

(b)	Disclose the identity of directors	Three Directors, Messrs. Timm,
	who are not independent, and	Belanger and Geyer, are employees of
	describe the basis for that	the Company and therefore not
	determination.	considered independent.

(c)	Disclose whether or not a majority	Four of seven, approximately 57.1% of
	of directors are independent. If a	the Company’s current Directors, are
	majority of directors are not	independent.
independent, describe what the
board of directors (the board) does
to facilitate its exercise of
independent judgement in carrying
out its responsibilities.

(d)	If a director is presently a director of	Such other directorships have been
	any other issuer that is a reporting	disclosed in “Item 1 - Election of
	issuer (or the equivalent) in a	Directors” section of this Information
	jurisdiction or a foreign jurisdiction,	Circular.
identify both the director and the

Disclosure Requirement under
	Form 58-101F1	Company’s Governance Practices

other issuer.

(e)	Disclose whether or not the	The Board has not adopted a formal
	independent directors hold regularly	policy for the independent Directors to
	scheduled meetings at which non-	meet without management present
	independent directors and members	before and after each regularly
	of management are not in	scheduled meeting of the Board.
	attendance. If the independent	Without management present, the
	directors hold such meetings,	independent Directors met on three
	disclose the number of meetings	occasions during 2006 and are expected
	held since the beginning of the	to continue to meet on a regular basis.
	issuer's most recently completed	These sessions are of no fixed duration
	financial year. If the independent	and participating Directors are
	directors do not hold such meetings,	encouraged to raise and discuss any
	describe what the board does to	issues of concern.
facilitate open and candid discussion
among its independent directors.

(f)	Disclose whether or not the chair of	The Board has appointed James H.
	the board is an independent director.	Coleman as its Chairman. Mr. Coleman
	If the board has a chair or lead	is an independent director of the
	director who is an independent	Company. One of his responsibilities is
	director, disclose the identity of the	to oversee the Board processes so that it
	independent chair or lead director,	operates efficiently and effectively in
	and describe his or her role and	carrying out its duties and to act as
	responsibilities. If the board has	liaison between the Board and
	neither a chair that is independent	management.
nor a lead director that is
independent, describe what the
board does to provide leadership for
its independent directors.

(g)	Disclose the attendance record of	The Board held 3 meetings during 2006
	each director for all board meetings	at which attendance, in person or by
	held since the beginning of the	phone, averaged 90%. Various matters
	issuer’s most recently completed	were considered and approved by
	financial year.	written resolution during the year.
Messrs. Belanger, Geyer, Mikkelsen,
Potvin and McChesney attended all
three meetings. Mr. Timm and Mr.
Coleman each attended two of the three
meetings.

2.	Disclose the text of the board’s	The Board is responsible for supervising
	written mandate. If the board does	the conduct of the Company’s affairs
	not have a written mandate, describe	and the management of its business. To
	how the board delineates its role and	assist the Board in implementing key
	responsibilities.	policies, the Board delegates some of its
responsibility to committees. Although
the Board has delegated to management
responsibility for the day-to-day
operations of the Company, the Board
has ultimate responsibility for the
34

Disclosure Requirement under
	Form 58-101F1	Company’s Governance Practices

stewardship of the Company.
Strategic planning is at the forefront of
deliberations at meetings of the Board.
Management is responsible for the
development of overall corporate
strategies. These strategies are under
constant review by the Board and senior
management.
The Board’s duties include overseeing
strategic planning, reviewing and
assessing principal risks to the
Company’s business and approving risk
management strategies.
The Board ensures that an appropriate
risk assessment process is in place to
identify, assess and manage the
principal risks of the Company’s
business. Management reports regularly
to the Board in relation to principal
risks, which potentially could affect the
Company’s business activities.
The Board reviews and approves, for
release to shareholders, quarterly and
annual reports on the performance of the
Company. It seeks to ensure that the
Company communicates effectively
with its Shareholders, respective
investors and the public, including
dissemination of information on a timely
basis. Through its officers, the
Company responds to questions and
provides information to individual
Shareholders, institutional investors,
financial analysts and the media.
The Board’s duties include supervising
and evaluating management, authorizing
significant expenditures, and overseeing
the Company’s internal controls and
information systems.

3. (a)	Disclose whether or not the board	The Board has not developed a written
	has developed written position	position description for the Chair. The
	descriptions for the chair and the	responsibilities of the Chair include
	chair of each board committee. If	presiding over Board meetings,
	the board has not developed written	assuming principal responsibility for the
	position descriptions for the chair	Board’s operation and functioning, and
	and/or the chair of each board	ensuring that Board functions are
	committee, briefly describe how the	effectively carried out.
	board delineates the role and	The Board has not developed written
	responsibilities of each such	position descriptions for the chair of any

Disclosure Requirement under
	Form 58-101F1	Company’s Governance Practices

	position.	committee of the Board.
The responsibilities of committee chairs
include presiding over committee
meetings, ensuring that the committee is
properly organized and effectively
discharges its duties, reporting to the
Board with respect to the activities of
the committee, and leading the
committee in reviewing and assessing
on an annual basis, the adequacy of the
committee’s mandate and its
effectiveness in fulfilling its mandate.

(b)	Disclose whether or not the board	The board has not developed a written
	and CEO have developed a written	position description for the CEO.
	position description for the CEO. If	The CEO reports to the Board and has
	the board and CEO have not	general supervision and control over the
	developed such a position	business and affairs of the Company.
	description, briefly describe how the	The CEO’s responsibilities include:
board delineates the role and
	responsibilities of the CEO.	(a) fostering a corporate culture that
promotes ethical practices,
encourages individual integrity and
fulfills social responsibility;

(b) developing and recommending to
the Board a long-term strategy and
vision for the Company that leads to
creation of Shareholder value;

(c) developing and recommending to
the Board annual business plans and
budgets that support the Company’s
long-term strategy; and

(d) consistently striving to achieve the
Company’s financial and operating
goals and objectives.

4. (a)	Briefly describe what measures the	Due to its current size, the Board does
	board takes to orient new directors	not currently provide an orientation and
	regarding the role of the board, its	education program for specifically
	committees and its directors, and the	training new recruits to the Board.
nature and operation of the issuer's
business.

(b)	Briefly describe what measures, if	Due to its current size, the Board does
	any, the board takes to provide	not provide a continuing education
	continuing education for its	program for its Directors. All Directors
	directors. If the board does not	are given direct access to management,
	provide continuing education,	which is encouraged to provide
	describe how the board ensures that	information on the Company and its
	its directors maintain the skill and	business and affairs to Directors. The
	knowledge necessary to meet their	Board believes that each of its Directors

Disclosure Requirement under
	Form 58-101F1	Company’s Governance Practices

	obligations as directors.	maintain the skills and knowledge
necessary to meet their obligations as
Directors.

5. (a) (i)	Disclose whether or not the board	The Board has adopted the Gold
	has adopted a written code for the	Reserve Inc. Code of Conduct and
	directors, officers and employees. If	Ethics (the “Code”), which can be found
	the board has adopted a written	at www.goldreserveinc.com and is
	code, disclose how a person or	available in print to any Shareholder
	company may obtain a copy of the	who requests it.
code.

(a) (ii)	Describe how the board monitors	The Compliance Officer, as well as
	compliance with its code, or if the	other officers, Directors and the
	board does not monitor compliance,	Company’s legal and other advisors,
	explain whether and how the board	have the full power and authority to
	satisfies itself regarding compliance	investigate any evidence of improper
	with its code.	conduct, violations of laws, rules,
regulations or the Code, and to
determine what steps, if any, should be
taken to resolve the problem and avoid
the likelihood of its recurrence.

(a) (iii)	Provide a cross-reference to any	The Company has not filed any material
	material change report filed since	change reports since the beginning of
	the beginning of the issuer's most	the 2006 financial year that pertains to
	recently completed financial year	any conduct of a Director or executive
	that pertains to any conduct of a	officer of the Company that constitutes a
	director or executive officer that	departure from the Code.
constitutes a departure from the
code.

(b)	Describe any steps the board takes	Each Director must possess and exhibit
	to ensure directors exercise	the highest degree of integrity,
	independent judgement in	professionalism and values, and must
	considering transactions and	never be in a conflict of interest with the
	agreements in respect of which a	Company. A Director who has a conflict
	director or executive officer has a	of interest regarding any particular
	material interest.	matter under consideration must advise
the Board, refrain from debate on the
matter and abstain from any vote
regarding it.
All Company employees, including
officers, and Directors are expected to
use sound judgment to help maintain
appropriate compliance procedures and
to carry out the Company’s business
with honesty and in compliance with
laws and high ethical standards. Each
employee and Director is expected to
read the Code and demonstrate personal
commitment to the standards set forth in

Disclosure Requirement under
	Form 58-101F1	Company’s Governance Practices

the Code.

(c)	Describe any other steps the board	The Company will not tolerate
	takes to encourage and promote a	retaliation against an employee or
	culture of ethical business conduct.	Director for reporting in good faith any
violations of the Code, and any such
retaliation is against Company policy.
Employees and Directors who violate
the Code may be subject to disciplinary
action, including termination of
employment.
Knowledge of a violation and failure to
promptly report or correct the violation
may also subject an employee or
Director to disciplinary action up to and
including immediate discharge from
employment.

6. (a)	Describe the process by which the	In considering and identifying new
	board identifies new candidates for	candidates for Board nomination, the
	board nomination.	Board, where relevant:
(a) addresses succession and planning
issues;
(b) identifies the mix of expertise and
qualities required for the Board;
(c) assesses the attributes new directors
should have for the appropriate mix to
be maintained;
(d) arranges for each candidate to meet
with the Board Chair and the CEO;
(e) recommends to the Board as a whole
proposed nominee(s) and arranges for
their introduction to as many Board
members as practicable; and
(f) encourages diversity in the
composition of the Board.

(b)	Disclose whether or not the board	Due to its current size, the Board does
	has a nominating committee	not currently have a separate committee
	composed entirely of independent	for identifying new candidates for Board
	directors. If the board does not have	nomination. The size and composition
	a nominating committee composed	of the Board is subject to periodic
	entirely of independent directors,	review by the Board as a whole. The
	describe what steps the board takes	Board as a whole bears this
	to encourage an objective	responsibility.
nomination process.

(c)	If the board has a nominating	The Board does not currently have a
	committee, describe the	nominating committee.
responsibilities, powers and
38

Disclosure Requirement under
	Form 58-101F1	Company’s Governance Practices

operation of the nominating
committee.

7. (a)	Describe the process by which the	The Board reviews from time to time the
	board determines the compensation	compensation paid to Directors in order
	for the issuer's directors and	to ensure that they are being adequately
	officers.	compensated for the duties performed
and the obligations they assume. The
Board as a whole is responsible for
determining the compensation paid to
the Directors.
The Board considers evaluations
submitted by the Compensation
Committee evaluating the Company’s
performance and the performance of its
executive officers, and ratifies the cash
and equity-based compensation of such
executive officers approved by the
Compensation Committee.
The Company evaluates the extent to
which strategic and business goals are
met and measures individual
performance, albeit subjectively, against
development objectives and the degree
to which teamwork and Company
objectives are promoted. The Company
strives to achieve a balance between the
compensation paid to a particular
individual and the compensation paid to
other employees and executives having
similar responsibilities within the
Company. The Company also strives to
ensure that each employee understands
the components of his or her salary, and
the basis upon which it is determined
and adjusted.

(b)	Disclose whether or not the board	The Compensation Committee, which
	has a compensation committee	met 21 times during 2006 in person and
	composed entirely of independent	by phone, consists of Messrs. Mikkelsen
	directors. If the board does not have	(Chair) and Potvin, both of whom are
	a compensation committee	independent directors.
composed entirely of independent
directors, describe what steps the
board takes to ensure an objective
process for determining such
compensation.

(c)	If the board has a compensation	The function of the Compensation
	committee, describe the	Committee is to evaluate the Company’s
	responsibilities, powers and	performance and the performance of its
	operation of the compensation	executive officers, approve the cash and

Disclosure Requirement under
	Form 58-101F1	Company’s Governance Practices

	committee.	equity-based compensation of such
executive officers and submit such
approvals to the full Board for
ratification.
The Compensation Committee has not
developed specific quantitative or
qualitative performance measures or
other specific criteria for determining
the compensation of the Company’s
CEO, primarily because the Company
does not yet have a producing mine or
other operations from which such
quantitative data can be derived. As a
consequence, the determination of the
CEO’s compensation in 2006 was
largely subjective, and based on the
Company’s progress in addressing its
more immediate concerns, continued
exploration, and identifying and
analyzing new corporate opportunities.

(d)	If a compensation consultant or	A compensation consultant has not been
	advisor has, at any time since the	engaged by the Company since the
	beginning of the issuer's most	beginning of the Company’s most recent
	recently completed financial year,	financial year to assist in determining
	been retained to assist in	compensation for the Directors or
	determining compensation for any	officers of the Company.
of the issuer's directors and officers,
disclose the identity of the
consultant or advisor and briefly
summarize the mandate for which
they have been retained. If the
consultant or advisor has been
retained to perform any other work
for the issuer, state that fact and
briefly describe the nature of the
work.

8.	If the board has standing	The Executive Committee, which is
	committees other than the audit,	comprised of Messrs. Coleman, Timm
	compensation and nominating	and Belanger, meets in person or by
	committees, identify the committees	phone on a regular basis. Mr. Coleman
	and describe their function.	is considered an independent director.
Messrs. Timm and Belanger are not
considered independent directors within
the definition in MI 52-110.
The Executive Committee facilitates the
Company’s activities from an
administrative perspective, but does not
supplant the full Board in the
consideration of significant issues facing
the Company. The Audit Committee,

Disclosure Requirement under
	Form 58-101F1	Company’s Governance Practices

the Compensation Committee and the
Executive Committee are the only
committees of the Board.

9.	Disclose whether or not the board,	Due to its current size, the Board does
	its committees and individual	not currently have a separate committee
	directors are regularly assessed with	for assessing the effectiveness of the
	respect to their effectiveness and	Board as a whole, the committees of the
	contribution. If assessments are	Board, or the contribution of individual
	regularly conducted, describe the	Directors. The Board as a whole bears
	process used for the assessments. If	these responsibilities.
	assessments are not regularly	The Board chair meets annually with
	conducted, describe how the board	each director individually to discuss
	satisfies itself that the board, its	personal contributions and overall Board
	committees, and its individual	effectiveness.
directors are performing effectively.

Exhibit 99.2	GOLD RESERVE INC.

PROXY

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

June 7, 2007

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF GOLD RESERVE INC.
The undersigned shareholder of Gold Reserve Inc. (the “Company”) hereby appoints Rockne J. Timm, Chief Executive Officer of the Company, or failing him, Robert A. McGuinness, Vice President Finance and Chief Financial Officer of the Company, or
instead of either of them ____________________, as proxyholder for the undersigned, with power of substitution, to attend, act and vote for and on behalf of the undersigned at the Annual and Special Meeting of Shareholders of the Company to be held on
June 7, 2007 (the “Meeting”) at 9:30 a.m. (Pacific daylight time) and at any adjournment thereof, in the same manner, to the same extent and with the same powers as if the undersigned were present at the said Meeting or any adjournment or adjournments thereof and, without limiting the general authorization given, the person above named is specifically directed to vote on behalf of the undersigned in the following manner:

1)	On the election of directors, for the nominees set forth in the Information Circular of the Company dated April 20,
2007:

VOTE FOR __________	or	WITHHOLD VOTE __________
(and, if no specification is made, to VOTE FOR);

2)	On the appointment of PricewaterhouseCoopers LLP as auditors of the Company:

VOTE FOR __________	or	WITHHOLD VOTE __________
(and, if no specification is made, to VOTE FOR);

3)	On the approval of the amendments to the Warrants originally set to expire on Nov. 6, 2006:

VOTE FOR __________	or	VOTE AGAINST __________
(and, if no specification is made, to VOTE FOR);

4)	On the approval of the issuance of 100,000 Class A common shares of the Company for purchase by the KSOP Plan:

VOTE FOR __________	or	VOTE AGAINST __________
(and, if no specification is made, to VOTE FOR);

and conferring discretionary authority to vote on amendments or variations to the matters identified in the Notice of Annual and
Special Meeting relating to the Meeting and on all other matters that may properly come before the Meeting or any adjournment thereof in such manner as the person above named may see fit. Management is not aware of any such amendments, variations or other matters to be presented at the Meeting.

This proxy should be read in conjunction with the accompanying Notice of Meeting and Management Information
Circular.

The undersigned hereby revokes any instrument of proxy previously given and does hereby further ratify all the said proxy may lawfully do in the premises.

Please ensure that you date this proxy. If this proxy is not dated in the space below, it shall be deemed to bear the date on which it was mailed by the Company to the shareholder.

DATED this ______ day of______, 2007.

_________________________________ __________________________________
Print Name of Shareholder		Print Name of Shareholder (if held jointly)
_____________________________		______________________________
Signature of Shareholder		Signature of Shareholder (if held jointly)